FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

August 8, 2003

TENARIS S.A.
(Translation of Registrant’s name into English)

TENARIS S.A.
13, rue Beaumont
L-1219 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or 40-F.

Form 20-F ☑     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-           .

SIGNATURE

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the consolidated condensed interim financial statements of Tenaris for the six months ended June 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2003

Tenaris S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2003

Consolidated interim income statement

			Six-month period ended
			June 30,

(all amounts in USD thousands)	Notes		2003	2002

			(Unaudited)
Net sales	1		1,658,471	1,639,348
Cost of sales	2		(1,162,656)	(1,086,524)

Gross profit			495,815	552,824
Selling, general and administrative expenses	3		(279,236)	(266,830)
Other operating income and expenses			(5,557)	(12,286)

Operating income			211,022	273,708
Financial income (expenses), net	4		(33,583)	(34,946)

Income before tax, equity in losses of associated companies and minority interest			177,439	238,762
Equity in earnings (losses) of associated companies			5,643	(5,142)

Income before income tax and minority interest			183,082	233,620
Recovery of income tax	5	(i)	-	35,392
Income tax	5	(ii)	(36,621)	(187,711)

Net income before minority interest			146,461	81,301
Minority interest[1]			(11,274)	(23,101)

Net income before other minority interest			135,187	58,200
Other minority interest[2]			-	(41,043)

Net income for the period[3]			135,187	17,157

(1)	Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at June 30, 2003, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchange their participation.

(2)	Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the end of the period.

(3)	See note 6 for Earnings per share calculation.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated interim balance sheet

(all amounts in USD thousands)	Notes	At June 30, 2003		At December 31, 2002

		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	1,981,596		1,934,237
Intangible assets, net	7	44,785		32,684
Investments in associated companies		23,894		14,327
Other investments		158,399		159,303
Deferred tax assets		52,236		49,412
Receivables		63,801	2,324,711	16,902	2,206,865

Current assets
Inventories		691,588		680,113
Receivables		154,011		155,706
Trade receivables	8	770,224		670,226
Cash and cash equivalents		148,963	1,764,786	304,536	1,810,581

Total assets			4,089,497		4,017,446

EQUITY AND LIABILITIES
Shareholders’ Equity			1,735,082		1,694,054
Minority interest			193,313		186,783
Non-current liabilities
Borrowings	9	240,910		322,205
Deferred tax liabilities		298,635		320,753
Effect of currency translation on tax base		92,305		114,826
Employee liabilities		121,881		123,023
Provisions		36,584		33,874
Trade payables		18,774	809,089	18,650	933,331

Current liabilities
Borrowings	9	544,904		393,690
Current tax liabilities		114,403		161,704
Other liabilities		90,688		53,428
Provisions		86,257		73,953
Customers advances		52,308		37,085
Trade payables		463,453	1,352,013	483,418	1,203,278

Total liabilities			2,161,102		2,136,609

Total equity and liabilities			4,089,497		4,017,446

Contingencies, commitments and restrictions to the distribution of profits (Note 11)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated interim statement of changes in shareholders’ equity

	Statutory balances according to
	Luxembourg Law

				Other		Currency		Total at June 30,
	Share	Legal	Share	Distributable	Adjustments	translation	Retained
(all amounts in USD thousands)	Capital	Reserves	Premium	Reserve	to IAS	adjustments	Earnings	2003	2002

								(Unaudited)
Balance at January 1,	1,160,701	116,070	587,493	206,744	(376,954)	-	-	1,694,054	875,401
Currency translation differences	-	-	-	-	-	20,843	-	20,843	(44,086)
Change in ownership in Exchange Companies	-	-	-	-	-	-	-	-	1,734
Dividends paid in cash	-	-	-	(115,002)	-	-	-	(115,002)	(4,414)
Net income	-	-	-	-	-	-	135,187	135,187	17,157

Balance at June 30,	1,160,701	116,070	587,493	91,742	(376,954)	20,843	135,187	1,735,082	845,792

The Distributable Reserve and the Retained Earnings calculated under Luxembourg Law are disclosed in Note 11 (vii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated interim cash flow statement

	Six-month period
	ended June 30,

(all amounts in USD thousands)	2003	2002

	(Unaudited)
Net income for the period	135,187	17,157
Depreciation and amortization	98,487	83,572
Tax accruals less payments	(84,080)	74,140
Equity in earnings (losses) of associated companies	(5,643)	5,142
Interest accruals less payments	(362)	5,207
Net provisions	7,354	3,587
Minority interest	11,274	64,144
Change in working capital	(63,254)	(183,742)

Net cash provided by operations	98,963	69,207

Capital expenditure	(88,633)	(62,481)
Cash advanced for the Dalmine tender offer	(21,382)	-
Acquisitions of subsidiaries and associates	(48,765)	(311)
Proceeds from disposition of property, plant and equipment	1,564	24,952
Proceeds from associated companies	106	-
Convertible loan to associated companies	(31,128)	-
Changes in Trust fund	-	(11,232)

Net cash used in investment activities	(188,238)	(49,072)

Dividends paid	(115,002)	(4,414)
Dividends paid to minority interest in subsidiaries	(3,499)	(21,157)
Proceeds from borrowings	227,638	209,110
Repayments of borrowings	(183,669)	(134,170)

Net cash (used in) provided by financing activities	(74,532)	49,369

(Decrease)/Increase in cash and cash equivalents	(163,807)	69,504

Cash and cash equivalents at January 1,	304,536	213,814
Effect of exchange rate changes on cash and cash equivalents	2,015	(12,366)
Increase in cash and cash equivalents provided by business acquisitions	6,219	-
(Decrease)/Increase in cash and cash equivalents	(163,807)	69,504

Cash and cash equivalents at June 30,	148,963	270,952

Non-cash financing activity:
Fair value adjustment of minority interest acquired	925	-

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Accounting policies

Index to accounting policies

A	Business of the Company and basis of presentation
B	Translation of financial statements and transactions in currencies other than the measurement currency
C	Use of estimates
D	Summary of accounting policies regarding specific asset and liability categories
E	Revenue recognition
F	Earnings per share

Accounting policies

The consolidated condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the Standing Interpretations Committee (“SIC”) of the IASB.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the consolidated combined financial statements for the year ended December 31, 2002, unless specified.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated condensed interim financial statements. This summary has been included for the convenience of the reader and should not be regarded as a complete explanation of the accounting policies used by the Company.

A Business of the Company and basis of presentation

Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in certain subsidiary companies. A detail of these holdings is included in Note 15.

On November 11, 2002 Tenaris announced the commencement of its offer to exchange its ordinary shares and ADSs for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine (“the Exchange Offer”). The Exchange Offer was concluded successfully on December 13, 2002. As a result of the transaction, the Company acquired 27.94% of Siderca shares and ADSs, 43.73% of Tamsa shares and ADSs and 41.19% of Dalmine shares. Therefore, at the conclusion of the Exchange Offer, Tenaris held directly or indirectly 99.11%, 94.50% and 88.41% of the share capital of Siderca, Tamsa and Dalmine, respectively. As explained in Note 12 to these consolidated financial statements, during the six-month period ended June 30, 2003, the Company undertook different plans for the acquisition of remaining minority interest in certain subsidiaries. In addition, on April 30, 2003, Tamsa cancelled 3,650,000 shares of Tamsa and, as a result, our ownership of Tamsa’s total outstanding capital stock was reduced to 94.44%.

At June 30, 2003 the financial statements of Tenaris and its subsidiaries have been consolidated. At June 30, 2002 and up to October 18, 2002, Tenaris’ subsidiaries were under the common control of Sidertubes S.A. Thus, for comparative purposes, the consolidated financial statements of Siderca, Dalmine, Tamsa and Tenaris Global Services and their respective subsidiaries at June 30, 2002 have been retroactively combined at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities with those of the Company and presented as one company (“Tenaris”) in the consolidated combined condensed interim financial statements at that date. The percentages of ownership and voting rights considered in the preparation of such consolidated combined financial statements correspond to those of the parent company at that period-end.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. Elimination of all material intercompany transactions and balances among the Company and its consolidated subsidiaries has been made.

B Translation of financial statements and transactions in currencies other than the measurement currency

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main companies in these financial statements is the respective local currency. As further explained in the Company’s consolidated combined financial statements for the year ended December 31, 2002, the measurement currency for Siderca is the U.S. dollar, because:

-	Siderca is located in Argentina and its local currency is affected by recurring severe economic crisis

-	sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

-	purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;

-	most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the period, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders’ equity. In case of sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions, and their corresponding exchange gains and losses are recognized in the income statement. Further reference regarding the accounting policies applied for the translation of financial statements and transactions subject to the consolidation process is included in the notes to the Company’s consolidated combined financial statements for the year ended December 31, 2002.

C Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

D Summary of accounting policies regarding specific asset and liability categories

An overview of relevant accounting policies applied in the recognition and valuation of assets and liabilities is described below. A more detailed description is included in the notes to the Company’s consolidated combined financial statements for the year ended December 31, 2002.

(1) Property, plant and equipment and Intangible assets

Property, plant and equipment are recognized at historical acquisition or construction cost less depreciation, calculated using the straight line method to amortize the cost of each asset over its estimated useful life. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in the notes to the consolidated combined financial statements for the year ended December 31, 2002. Expenditure is capitalized as property, plant and equipment only when the investment enhances the condition of an asset beyond its original condition.

Intangible assets including goodwill; certain costs directly related to the development, acquisition and implementation of information system; and expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight line method over their useful lives; the useful lives of Tenaris’ intangible assets average 4 years. Research and development expenditure is recognized as expenses as incurred. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets.

(2) Impairment

Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset’s net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions were recorded, other than the investment in Amazonia, as reflected in Note 11(ii).

(3) Other investments

All the Company’s investments are currently classified as available-for-sale in non-current assets in accordance with IAS 39.

Other investments comprise mainly financial resources placed by Siderca, Siat and Confab within trusts, the objective of which is exclusively to ensure that the financial needs for normal development of their operations are met.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost.

(4) Inventories

Inventories are stated at the lower of cost and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost. An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on the management’s analysis of their aging.

(5) Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.

This estimate is calculated as a percentage of sales based on historical statistics and on the probability, based on current information and events, that the Company will be unable to collect all amounts due. A provision for customer claims is constituted when a claim is made and management estimates that despite its efforts, the amount due is unlikely to be collected in full.

At June 30, 2003 the allowance for doubtful accounts and provision for customer claims that were deducted from the corresponding gross accounts receivable totaled USD34.4 million.

(6) Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

(7) Deferred income taxes

Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris’ subsidiaries operate. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A more detailed description of temporary differences can be found in the Company’s consolidated combined financial statements for the year ended December 31, 2002.

(8) Employee-related liabilities

(a) Employees’ statutory profit sharing

Under Mexican law, Tenaris’ Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated using a similar basis to the ones used for the calculation of the income tax. Employees’ statutory profit sharing is provided under the liability method. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(b) Employees’ severance indemnity

An employees’ severance indemnity provision is recorded, which comprises the liability accrued on behalf of Tenaris’ Italian and Mexican subsidiaries employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees’ severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amount USD57.3 million at June 30, 2003.

(c) Pension obligations

Certain Siderca officers are encompassed by a defined benefit employee retirement plan (the “Siderca Plan”) designed to provide retirement, termination and other benefits to those officers.

Siderca is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitation for their redemption. The investments are not part of a particular plan nor segregated from Siderca’s other assets. Due to these conditions, the plan is classified as “unfunded” under International Accounting Standards definition.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided by the plan are in U.S. Dollars, but depend on a three-year or seven years salary average (the better option for the beneficiary) if the event of retirement happened between January 1, 2002 and December 31, 2003 and, after this date, the benefits of the plan depend on a seven-year salary average.

(9) Provisions and Other liabilities

Provisions are accrued to reflect estimations of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. Furthermore, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated in relation to a contingent liability or potential claim, resulting from lawsuits and other proceedings.

Restructuring provisions mainly comprise employee termination benefits which are recognized only when Tenaris has a constructive obligation to effect a restructuring plan, generally occurs when an agreement has been reached with employee representatives on the terms of redundancy and the number of employees affected or after individual employees have been advised of the specific terms. This provision amount USD0.7 million at June 30, 2003.

E Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred.

Other revenues earned by Tenaris are recognized on the following bases:

- Interest income: on an effective yield basis.

-	Dividend income from investments in companies under cost method: when Tenaris’ right to receive collection is established.

F Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period. See Note 6.

Notes to the consolidated condensed interim financial statements

Index to the notes to the consolidated condensed interim financial statements

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Financial income (expenses), net
5	Tax charge
6	Earnings per share
7	Property, plant and equipment and Intangible assets, net
8	Trade receivables
9	Borrowings
10	Derivative financial instruments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Other events with potential impact on minority interest
13	Acquisitions
14	Related party transactions
15	Principal subsidiaries

Notes to the consolidated condensed

interim financial statements
(In the notes all amounts are shown in USD thousands, unless otherwise stated)

1 Segment information

Primary reporting format: business segments

		Welded &
		Other
		Metallic
	Seamless	Products	Energy	Other	Total

	(Unaudited)
Six-month period ended June 30, 2003
Net sales	1,203,017	216,395	154,504	84,555	1,658,471
Cost of sales	(784,412)	(158,738)	(149,874)	(69,632)	(1,162,656)
Gross profit	418,605	57,657	4,630	14,923	495,815
Depreciation and amortization	89,522	4,281	2,157	2,527	98,487
Six-month period ended June 30, 2002
Net sales	1,151,124	302,012	99,303	86,909	1,639,348
Cost of sales	(720,583)	(193,516)	(91,956)	(80,469)	(1,086,524)
Gross profit	430,541	108,496	7,347	6,440	552,824
Depreciation and amortization	76,345	4,258	1,210	1,759	83,572

Tenaris’s main business segment is the manufacture of seamless pipes.

Secondary reporting format: geographical segments

	South		North	Middle East &	Far East &
	America	Europe	America	Africa	Oceania	Total

	(Unaudited)
Six-month period ended June 30, 2003
Net sales	404,070	486,025	371,177	209,590	187,609	1,658,471
Depreciation and amortization	57,480	24,969	13,141	6	2,891	98,487
Six-month period ended June 30, 2002
Net sales	453,619	408,302	270,929	302,144	204,354	1,639,348
Depreciation and amortization	37,049	24,593	20,367	-	1,563	83,572

Allocation of net sales is based on the customers’ location. Allocation of depreciation and amortization are based on the related assets’ location.

Although Tenaris’s business is managed on a worldwide basis, the companies forming part of Tenaris operate in five main geographical areas, as shown above.

2 Cost of sales

	Six-month period
	ended June 30,

	2003	2002

	(Unaudited)
Raw materials, energy and consumables used and change in inventories	725,854	704,920
Services and fees	151,207	125,612
Labor cost	144,407	120,903
Depreciation of property, plant and equipment	87,722	76,060
Amortization of intangible assets	2,653	745
Maintenance expenses	24,321	23,578
Provisions for contingencies	2,164	10,163
Allowance for obsolescence	6,349	2,032
Taxes	2,181	1,948
Others	15,798	20,563

	1,162,656	1,086,524

3 Selling, general and administrative expenses

	Six-month period
	ended June 30,

	2003	2002

	(Unaudited)
Commissions, freights and other selling expenses	95,754	128,079
Labor cost	65,759	61,456
Services and fees	65,824	41,525
Taxes	20,795	10,261
Depreciation of property, plant and equipment	1,887	1,025
Amortization of intangible assets	6,225	5,742
Provisions for contingencies	2,351	2,094
Allowance for doubtful accounts	1,243	3,749
Others	19,398	12,899

	279,236	266,830

4 Financial income (expenses), net

	Six-month period
	ended June 30,

	2003	2002

	(Unaudited)
Interest expense	(15,428)	(17,951)
Interest income	6,112	7,794
Net foreign exchange transaction losses[1]	(26,164)	(15,503)
Financial discount on trade receivables	-	(8,810)
Others	1,897	(476)

	(33,583)	(34,946)

(1) Net foreign exchange transactions losses for the six-month periods ended June 30, 2003 and 2002 do not include the impact of currency fluctuations on income tax provisions.

5 Tax charge

(i) Recovery of income tax

In 2002, Tamsa succeeded in its income tax claim to the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXP338.7 million (USD35.4 million).

(ii) Income tax

	Six-month period
	ended June 30,

	2003	2002

	(Unaudited)
Current tax	77,817	137,312
Deferred tax	(18,675)	1,316
Effect of currency translation on tax base[a]	(22,521)	49,083

	36,621	187,711

(a) As discussed in Note D (7), Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized the impact of deferred income tax due to the effect of the fluctuation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries.

6 Earnings per share

(i) Under IAS, earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period. The weighted average number of ordinary shares for the six-month period ended June 30, 2002 was determined considering that the 710,747,090 shares issued for Sidertubes contribution were issued and outstanding as of January 1, 2002.

	Six-month period
	ended June 30,

	2003	2002

	(Unaudited)
Net income attributable to shareholders	135,187	17,157
Weighted average number of ordinary shares in issue (thousands)	1,160,701	710,747
Basic and diluted earnings per share	0.12	0.02

(ii) As explained in the notes to the consolidated combined financial statements for the year ended December 31, 2002 the Sidertubes contribution and the exchange transaction took place in 2002. For a better understanding of the reader and future comparisons the Company has calculated the pro-forma Earnings per share as if these transactions had taken place on January 1, 2002, as follows:

	Six-month period
	ended June 30,

	2003	2002

	(Unaudited)
Net income attributable to shareholders	135,187	58,200
Weighted average number of ordinary shares in issue (thousands)	1,160,701	1,160,701
Basic and diluted earnings per share	0.12	0.05

7 Property, plant and equipment and Intangible assets, net

	Net Property,	Net
	Plant and	Intangible
	Equipment	Assets

	(Unaudited)	(Unaudited)
Six-month period ended June 30, 2003
Opening net book amount	1,934,237	32,684
Translation differences	40,138	2,102
Additions	75,381	13,252
Increase due to business combinations	23,013	5,625
Disposals	(1,564)	-
Depreciation/Amortization charge	(89,609)	(8,878)

At June 30, 2003	1,981,596	44,785

8 Trade receivables

	At June 30,	At December 31,
	2003	2002

	(Unaudited)
Current accounts	745,092	632,146
Notes receivables	28,415	42,336
Government tax refunds on exports	17,104	16,977

	790,611	691,459
Allowance for doubtful accounts	(20,387)	(21,233)

	770,224	670,226

9 Borrowings

	At June 30,	At December 31,
	2003	2002

	(Unaudited)
Non-current
Bank borrowings	171,475	260,596
Debentures	59,017	54,187
Finance lease liabilities	10,418	7,422

	240,910	322,205

Current
Bank borrowings	530,532	380,380
Bank overdrafts	10,024	9,649
Finance lease liabilities	5,147	4,176
Costs for issue of debt	(799)	(515)

	544,904	393,690

Total borrowings	785,814	715,895

10 Derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date, in accordance with IAS 39, were:

	At June 30,	At December 31,
	2003	2002

	(Unaudited)
Net fair value of derivative financial instruments
Contracts with positive fair values:
Interest rate swaps	727	556
Forward foreign exchange contracts	471	2,867
Commodities contracts	672	639
Contracts with negative fair values:
Interest rate swap contracts	(6,022)	(3,274)
Forward foreign exchange contracts	(3,409)	(777)
Commodities contracts	(3,684)	(3,511)

11 Contingencies, commitments and restrictions to the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP — see (i) below —). Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to the Tenaris’s consolidated financial position or income statement.

(i) Claim against Dalmine

In June 1998, British Steel plc (“British Steel”) and Dalmine were sued by a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. (“Ilva”), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds (“GBP”) and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP’s product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court’s judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine’s petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine’s appeal, closing the dispute on the issue of liability.

BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP has introduced some further claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to increase in applicable tax on litigation proceeds for unspecified amounts. Subsequent to the court’s judgment in favor of BHP on the issue of liability, BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages. The court is now expected to hear arguments regarding, and issue its final judgment on, total damages during the second half of 2004.

Based on the information provided so far by BHP, Dalmine considers that the compensation requested to cover the cost of replacing the pipeline exceeds the cost actually incurred for such purpose. Taking into consideration such information and the preliminary views expressed by independent experts, Dalmine believes that certain of the other claims fail to show an appropriate connection with the events for which Dalmine was found responsible, while others appear to exceed the damage actually incurred.

Dalmine created a provision in its results for 2001 to account for potential losses as a result of BHP’s lawsuit. This provision is periodically revised and adjusted based on the developments of the case, the evaluations of the Company’s independent advisors and other evidence available to management. At June 30, 2003 this provision amounts to USD77.6 million (from which USD27.2 has been paid as interim award), inclusive of interest accrued and legal expenses incurred in connection with such proceedings. Dalmine has stated that the provision was created and subsequently increased as a prudent way of complying with applicable accounting principles, and should therefore not be regarded as an admission of indemnification payable to the plaintiffs.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV (“Tenet”)— the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized— believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. (“Fintecna”) on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP’s lawsuit against Dalmine. Upon request by Tenet and Dalmine, the arbitration panel decided to resume the proceedings in light of the court of appeal’s recent decision to dismiss Dalmine’s appeal against the judgment of liability in favor of BHP.

(ii) Consorcio Siderurgia Amazonia, Ltd.

In January 1998, Consorcio Siderurgia Amazonia Ltd. (Amazonia) purchased a 70.0% equity interest in Siderúrgica del Orinoco C.A. (Sidor) from the Venezuelan government, which retained the remaining 30%. Tamsider LLC (Tamsider) held an initial 12.5% equity interest in Amazonia, which increased to 14.1% in March 2000 as a result of additional investments. As part of the 2003 restructuring of Sidor and Amazonia’s debt discussed below, Tamsider capitalized a convertible subordinated loan made to Amazonia in connection with previous restructuring efforts, increasing its equity interest to 14.5%.

Also in connection with the 2003 restructuring, Tamsider purchased a 24.4% equity interest in Ylopa Servicios de Consultadoría Ltda. (Ylopa), a special-purpose corporation incorporated in Madeira. After the consummation of the restructuring on June 20, 2003, Ylopa held new debt instruments of Amazonia convertible at Ylopa’s option at any time after June 20, 2005, into 67.4% of the common stock of Amazonia. In addition, the Venezuelan government’s ownership in Sidor increased to 40.3%, while Amazonia’s beneficial ownership in Sidor decreased to 59.7%. All of Amazonia’s shares, as well as all the shares of Sidor held by Amazonia, were placed in trust with Banesco Banco Universal, as trustee.

Sidor, located in Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. Sidor shipped 2.9 million tons of steel in 2001 and 3.2 million tons in 2002.

Expiration of Performance Bond. The Sidor purchase agreement (signed in December 1997) between Amazonia and the Venezuelan government required the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Sidor purchase agreement up to a maximum amount of USD150 million, for five years from the acquisition. In connection with this indemnity, the shareholders of Amazonia were required to maintain a performance bond (which Tamsa guaranteed directly in proportion to its interest in Amazonia) for five years, beginning in 1998, in the amount of USD150 million during the first three years, USD125 million in the fourth year and USD75 million in the fifth year. Additionally, on June 20, 2003 Banco Nacional de Desarrollo Economico y Social (Bandes) and Corporación Venezolana de Guayana notified Tamsa of the release of the said guarantee.

2003 Restructuring. On June 20, 2003, Sidor, Amazonia and their creditors (including the Venezuelan government) consummated a restructuring of the Sidor and Amazonia debt. Under the terms of the restructuring:

•	Ylopa purchased all of Amazonia’s bank debt and a portion of Sidor’s bank debt for a total amount of USD133.5 million;

•	Sidor purchased a portion of its own bank debt for a total amount of USD37.9 million;

•	the remainder of Sidor’s bank debt was refinanced and the lenders agreed to the payment by Sidor of lower interest rates and a longer tenor;

•	Ylopa assigned to Amazonia all of the debt it purchased in exchange for debt instruments of Amazonia convertible into a 67.4% equity interest in Amazonia at Ylopa’s option;

•	the Venezuelan government capitalized approximately half of the debt owed to it by Sidor and consequently increased its equity ownership interest in Sidor to 40.3%;

•	the remainder of the debt owed to the Venezuelan government was refinanced;

•	certain agreements entered to in connection with the 2000 restructuring were terminated and the Amazonia shareholders, including Tamsider, were released from:

•	the guarantees they had provided with respect to the principal and a portion of the interest payable under the loan made to Sidor by the Venezuelan government;

•	their obligations under a certain put agreement that previously required them to purchase up to USD25 million in loans payable by Amazonia to its private lenders; and

•	their obligations under a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress of Sidor; and

•	beginning in 2004, but in no event before the first USD11.0 million of Sidor’s excess cash (determined in accordance with the restructuring documents) has been applied to repay Sidor’s bank debt, 30.0% will be applied to repay bank debt, and the remaining 70.0% will be paid 59.7% to Ylopa or Amazonia as the case maybe, and 40.3% to the Venezuelan government.

Tenaris, through Tamsider, participated in the 2003 restructuring by making an aggregate cash contribution (mainly in the form of subordinated convertible debt) of USD32.9 million to Ylopa and by capitalizing in Amazonia convertible debt previously held by Tamsa in the amount of USD18.0 million plus accrued interest. Tenaris’s indirect participation in Amazonia increased from 14.1% to 14.5% and may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity.

Following completion of the restructuring between Sidor, Amazonia and their creditors (including the Venezuelan government), Sidor had approximately USD829.0 million of indebtedness outstanding and Amazonia had no financial indebtedness outstanding at June 30, 2003. Sidor’s financial indebtedness was made up of three tranches, one of USD350.5 million to be repaid over 8 years with one year of grace, one of USD26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of USD366.1 million, to be repaid over 15 years with one year of grace. In addition, Sidor’s commercial indebtedness with certain Venezuelan government-owned suppliers amounted to USD42.2 million, to be repaid over the next five years.

After consummation of the 2003 restructuring, Tamsider continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa, but none of Tamsa, Tamsider or Ylopa guarantees the restructured indebtedness of Sidor. The restructuring agreements contemplate, however, certain continuing obligations and restrictions, including:

•	pledges to the Sidor financial lenders of Sidor and Amazonia shares, which will remain in effect for two years from the date of the restructuring so long as no event of default has occurred and is continuing under Sidor’s refinanced loan agreements;

•	pledges to the Sidor financial lenders of any future debt of Amazonia, which will remain in effect until such time as the pledges of the Amazonia and Sidor shares referred to above are released;

•	negative pledges not to create, incur or suffer to exist a lien (other than certain permitted liens) over any of the equity or debt of Amazonia held by, or owed to, the Amazonia shareholders; and

•	restrictions on the ability to institute or join a proceeding seeking the liquidation, bankruptcy or reorganization of Amazonia or Sidor.

The value of Tamsider’s investments amounted to USD4.2 million as of March 31, 2003. As a consequence of the 2003 restructuring, at June 30, 2003, Tamsider’s investment— net of impairment— totaled USD20.7 million, which were comprised of USD19.3 million of Tamsider’s equity value in Amazonia and USD1.4 million of Tamsider’s equity in Ylopa. Also, Tamsider has an account receivable from Ylopa of USD31.1 million. Tenaris’ results from equity investments in associated companies disclosed in its income statement for the six-month period ended June 30, 2003, amounting USD5.6 million, include the net gain originated in the 2003 restructuring.

(iii) Tax claims

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP47.8 million (approximately USD17.4 million) at June 30, 2003 in tax and penalties. On the basis of information from Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

Argentine subsidiaries

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two Argentine subsidiaries of Tenaris used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of the inflation adjustment procedure, notwithstanding, had been suspended in March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, insomuch as its compliance would render fictitious gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have taken preemptive measures that would inhibit the authorities to summarily execute their claims while resolution on the proceedings remains pending. Irrespective of the final result of the legal proceedings under way, the Company has maintained its reserve for the full amount of the taxable amount on the alleged fictitious gains plus interest according to regulation in force excluding any other potential punitive charges. At June 30, 2003 the referred contingent reserve totaled ARP56.2 million (approximately USD20.8 million).

(iv) Other proceedings

Dalmine is currently subject to two civil proceedings and a criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases involved in such criminal proceeding, 19 have already been settled.

In addition to the civil and criminal cases, other 28 asbestos related out-of-court claims have been forwarded to Dalmine. Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.5 million (USD 9.7 million).

(v) Contingent liabilities

Tenaris had the following contingent liabilities at the corresponding period ends:

	At June 30,	At December 31,
	2003	2002

	(Unaudited)
Third party assets held in custody by Tenaris	7,251	17,603
Deposit guarantees and other guarantees	181,318	179,924

Total	188,569	197,527

(vi) Commitments

The following are the main off-balance sheet commitments:

(a) Tamsa entered into an off-take contract with Complejo Siderúrgico de Guayana C.A. (“Comsigua”) to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders’ agreements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tamsa has paid higher-than-market prices for its HBI and according to the original contract accumulated a credit that, at June 30, 2003, amounted to approximately USD13.2 million. This credit, however, is offset by a provision for an equal amount recorded.

In connection with Tamsa’s original 6.9% equity interest in Comsigua, Tamsa paid USD8.0 million and agreed to cover its proportional (7.5%) share of Comsigua’s cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD5.8 million outstanding as of June 30, 2003) in support of the USD156 million (USD77.6 million outstanding as of June 30, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February and December 2002, Tamsa was required to pay USD1.3 million and USD0.2 million respectively, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua’s financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 until the end of 2002 and, if market conditions were to weaken again, Tamsa may be required to make additional proportional payments in respect of its participation in Comsigua and pay higher-than-market prices for its HBI pursuant to its off-take contract.

(b) Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipe making process. In February, 2001, Tamsa signed an agreement with Pemex, for the monthly supply of 296,600 million BTUs (British Thermal Units per month) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp. (“Enron”), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

As a result of Enron’s bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa’s option under this contract. The premium paid to Enron of USD2.3 million for this put option was written-off during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York (“Citibank”) and JPMorgan Chase Bank (“JPMorgan Chase”), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favourable price to Tamsa for natural gas so long as the market price remains below USD4.00.

Under the agreements, Tamsa must continue to make its purchase of natural gas at market price even if the market price rise above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at price of USD2.8 per million BTUs.

(c) In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas with certain take or pay conditions. The agreement began on October 1, 2001, and will expire 10 years later on October 1, 2011. The outstanding value of the contract is approximately EUR668 million (USD763 million) taking into consideration prices prevailing as of June 30, 2003. Dalmine Energie S.p.A. has contracted transportation capacity until August 31, 2003 and will be requesting Snam Rete Gas, the transportation company, the necessary capacity for the following six years. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests filed by August 1st, 2003.

(d) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine’s former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD9.5 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

(vii) Restrictions to the distribution of profits

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At June 30, 2003 the Company has created this reserve in full.

Shareholders’ equity at June 30, 2003 under Luxembourg law and regulations comprises the following captions (amounts in USD thousand):

Share capital	1,160,701
Legal reserve	116,070
Share premium	587,493
Other distributable reserve	91,742
Retained earnings	164,182

Total shareholders equity under Luxembourg GAAP	2,120,188

Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations exist.

At June 30, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totalled USD255.9 million— as detailed below— and were higher than the consolidated retained earnings of the Company.

Thousands
of USD

Distributable reserve and retained earnings at December 31, 2002 under Luxembourg Law	206,744
Dividends received	168,268
Other income and expenses for the six-month period ended June 30, 2003	(4,086)
Dividends paid	(115,002)

Distributable reserve and retained earnings at June 30, 2003 under Luxembourg Law	255,924

12 Other events with potential impact on minority interest

(i) Plan for the Acquisition of Remaining Minority Interest in Tamsa

On March 31, 2003 Tenaris announced a plan for the acquisition of the remaining minority interest in Tamsa, which comprised 5.6% of the shares and ADSs of the said company, and to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of its ADR facility and, if and when applicable, the termination of Tamsa’s registration with the U.S. Securities Exchange Commission (the SEC). Tenaris filed with the Mexican securities regulator and the SEC all the necessary information required to proceed to exchange Tamsa ordinary shares and ADRs for newly issued Tenaris shares and ADRs. Tenaris expects to obtain the required approvals to carry out this exchanges process.

(ii) Dalmine Shareholding

Pursuant to purchases made in the market up to March 10, 2003, Tenaris increased its holding of Dalmine’s common stock to 90.0003%. The fair value of net assets acquired was USD 4.4 million giving rise to negative goodwill of USD 1.3 million. Accordingly, on March 11, 2003 Tenaris announced its intention to launch, in accordance with Italian regulations, a residual public offer for the remaining shares of Dalmine at a price to be determined by the Italian securities’ regulator (“CONSOB”).

On June 23, 2003 Tenaris launched a cash offer for the remaining minority interest in Dalmine (9.9997% of Dalmine’s ordinary shares) at a price of Euros 0.172 per share. As of June 30, 2003,

considering shares accepted and effectively paid during the tender offer process, Tenaris held directly or indirectly 90.7% of the shares of Dalmine. On July 11, 2003, closing date for the offer, Tenaris announced that it held directly or indirectly, 96.8% of the shares of Dalmine. As a result of this process, on July 17, 2003, Dalmine was delisted from the Italian Mercato Telematico Azionario. Following the mentioned tender offer, Tenaris continued to buy Dalmine shares in private transactions.

(iii) Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator (“CNV”) approved Tenaris’ previously announced proposal to acquire the remaining minority interest in Siderca, which comprised 0.89% of the shares and ADSs of the said company. As a result of Tenaris’ gaining beneficial control of 100% of the common stock of Siderca this company’s shares were effectively delisted and its ADR program terminated. The fair value of net assets acquired as part of this transaction totalled USD11.9 million giving rise to goodwill of USD7.2 million.

Notwithstanding, on April 11, 2003 Tenaris was served with a claim from four Siderca shareholders and a preliminary order from a commercial court sitting in Buenos Aires preventing Tenaris from acquiring the shares held by such shareholders until a final decision on their claim is made by the courts. The plaintiffs, who hold 0.01% of the shares of Siderca, argue that the provisions of Decree 677/01 that authorize Tenaris to purchase unilaterally the shares of minority holders contravene their property rights protected by the Argentine Constitution. Following the court order, the administrative step necessary for Tenaris to consummate the acquisition was delayed, therefore preventing the Company from completing the acquisition. Subsequently Tenaris agreed with the plaintiffs to replace the referred order by an attachment of shares of Siderca owned by Tenaris for an amount equivalent to those held by the plaintiffs (USD0.2 million). In light of such agreement, the CNV authorized the resumption of the acquisition process (which would also include the acquisition of the plaintiff’s shares). On April 24, 2003 Tenaris successfully completed the acquisition of all the remaining minority interests in Siderca at a price of six Argentine pesos (ARP6.00) per Siderca share and sixty Argentine pesos (ARP 60.00) per Siderca ADS, plus ARP 0.16 per share and ARP 1.60 per ADS in dividends approved by the Extraordinary General Meeting of Shareholders of Siderca held on April 28, 2003, totalling USD19.1 million.

With respect to the plaintiffs’ claim, Tenaris has argued before the competent courts its view that the provisions of Decree 677/01 do not violate any constitutionally protected rights of such persons.

13 Acquisitions

As explained in Note 12 (ii) and Note 12 (iii), during the six-month period ended June 30, 2003 Tenaris acquired 2.30% of Dalmine and 0.89% of Siderca, respectively.

Additionally, during the six-month period ended June 30, 2003 Siderca acquired Reliant Energy Cayman Holdings, Ltd., a company whose principal asset is an electric power generating facility located in Argentina, with a capacity of 160MW, for a total amount of USD 23.1 million, which approximates with the fair value of the net assets acquired. The acquisition was performed with the intention of ensuring self-sufficiency of electrical power requirements in Siderca’s operations, which consume around 160 MW at peak production. The acquisition of Reliant Energy Cayman Holdings, Ltd. did not give rise to significant goodwill.

The assets and liabilities arising from the acquisitions are as follows:

Six-month period
ended June 30, 2003

(Unaudited)
Other assets and liabilities, net	2,734
Property, plant and equipment	23,013
Goodwill	5,625

Net assets acquired	31,372
Minority interest	16,498
Total non-current liabilities	(916)

Total liabilities assumed	(916)

Purchase consideration	46,954

14 Related party transactions

The following transactions were carried out with related parties:

	Six-month period
	ended June 30,

	2003	2002

(i) Transactions
(a) Sales of goods and services
Sales of goods	32,421	124,038
Sales of services	4,791	11,500

	37,212	135,538

(b) Purchases of goods and services
Purchases of goods	45,745	10,201
Purchases of services	41,155	24,979

	86,900	35,180

	At June 30,	At December 31,
	2003	2002

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	42,117	59,490
Payables to related parties	(24,544)	(92,133)

	17,573	(32,643)

(b) Cash and cash equivalents
Time deposits	1,301	24,658

(c) Other balances
Trust fund	116,796	115,787
Convertible Ylopa loan	31,128	—
(d) Financial debt
Borrowings and overdrafts	(37,417)	(49,452)
	(9,421)	—

(e) Deposit guarantees and other guarantees
Guarantees receipt	3,000	6,000

15 Principal subsidiaries

Detailed below are the changes in the percentage of ownership and voting rights held, directly or indirectly, by Tenaris in these companies from December 31, 2002.

			Percentage of ownership
			and voting rights at

	Country of		June 30,	December 31,
Company	Organization	Main activity	2003	2002

Tamsa (see Note 12 (i))	Mexico	Manufacturing of seamless steel pipes	94.44%	94.50%
Dalmine (see Note 12 (ii))	Italy	Manufacturing of seamless steel pipes	90.70%	88.41%
Siderca (see Note 12 (iii))	Argentina	Manufacturing of seamless steel pipes	100.00%	99.11%
Insirger Cayman Ltd and subsidiaries (previously Reliant Energy Cayman Holdings, Ltd.)[a]	Cayman Is	Electric power generation	100.00%	-
Corporación Tamsa S.A.[b]	Mexico	Sale of seamless steel pipe	-	100.00%
Socover S.A.[c]	Mexico	Sale of seamless steel pipe	-	100.00%
Quickflo Services Ltd.[b]	United Kingdom	Marketing of steel products	-	100.00%
Grostar S.A.[d]	Uruguay	Financial Services	100.00%	-
Surpoint S.A.[d]	Uruguay	Procurement Services	100.00%	-

(a) Acquired in February 2003.

(b) Liquidated.
(c) Merged with Tamtrade S.A. in January 2003.
(d) Incorporated during 2003.

Carlos Condorelli
Chief Financial Officer